Mail Stop 4561

October 18, 2007

VIA U.S. MAIL

Lee Horwitz
CFO
Morgan Stanley Charter WCM L.P.
Demeter Management Corporation
522 Fifth Avenue, 13th Floor
New York, NY 10036

   Re: Morgan Stanley Charter WCM L.P.
     Form 10-K for Fiscal Year Ended
     December 31, 2006
     Filed March 9, 2007
     Form 10-Q for Quarterly Period Ended
     June 30, 2007
     Filed August 13, 2007
     File No. 000-25605

Dear Mr. Horwitz:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Kevin Woody
       Branch Chief